

October 21, 2014

Via E-mail
Steven van der Velden
President and Chief Executive Officer
Elephant Talk Communications Corp.
Cross Rock Place Executive Suites No. 102
3600 NW 138th St.
Oklahoma City, OK 73134

> **Re:** **Elephant Talk Communications Corp.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Response dated September 30, 2014**
> **File No. 001-35360**

Dear Mr. van der Velden:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

 Form 10-K/A for the Year Ended December 31, 2013

Financial Statements

Consolidated Statements of Comprehensive Loss, page 43

1. We note you response to comment two. It is unclear to us why you believe that your presentation of "Cost of Service" complies with Rule 5-03(b) of Regulation S-X. In this regard, we note that the line item "Cost of Service" appears to exclude staff costs that are

directly attributable to generation of revenue. Please provide us with a detailed breakdown of all categories of expenses included in the Costs of Service and Selling, General and Administrative line items and tell us which categories include employee related compensations costs.

2.   Please revise your presentation to comply with SAB Topic 11:B.

Note 28. Contingencies, page 72

3.   We note your response to comment three. Your note disclosures indicate that you instituted proceedings to seek relief from the High Court of the Hong Kong Special Administrative Region on April 28, 2006 and that the case is currently pending. Considering the amount of time that has passed since you instituted proceedings, your disclosures lack context. Please revise your disclosures to clearly indicate the current status of this case and pertinent information to its development since inception.

Form 10-Q for the Six Months Ended June 30, 2014

Note 25. Contingencies, page 30

4.   We note your response to comment eight. Your note disclosures indicate that you instituted proceedings to seek relief from the High Court of the Hong Kong Special Administrative Region on April 28, 2006 and that the case is currently pending. Considering the amount of time that has passed since you instituted proceedings, your disclosures lack context. Please revise your disclosures to clearly indicate the current status of this case and pertinent information to its development since inception.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

5.   We note your response to and reissue comment nine. Your disclosures do not provide sufficient information for an investor to understand the nature and extent of this contract. Revise accordingly to clarify the meaning of "continuous prepayments of $10 million" for the duration of the contract and provide an indication of any contract provisions that could allow either party to terminate the contract before the 5-year extension expires.

Non-GAAP measures: Adjusted EBITDA and Margin, page 35

6.   We note you response to and reissue comment 11. To comply with Item 10 of Regulation S-K, please revise your presentation of the non-GAAP measure "margin" to "margin excluding depreciation and amortization." Additionally, reconcile it to the most comparable GAAP measure, "gross margin" that includes the allocation of applicable depreciation and amortization in cost of service.

Steven van der Velden
Elephant Talk Communications Corp.
October 21, 2014
Page 3

Cost of Service, page 36

7.   We note your response to comment 12. The disclosure to which you refer only indicates that the decrease is related to the decline in your legacy landline service solutions. Please tell us if there are any other factors that impacted the total decrease of 64% and in your response provide us with your proposed, revised disclosures.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at (202) 551-3310, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director